UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month of June 2025
Commission File Number 001-39670

PURETECH HEALTH PLC
(Translation of registrant’s name into English)

6 Tide Street, Suite 400
Boston, Massachusetts 02210
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒                Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K
On August 28, 2025, PureTech Health plc (LSE: PRTC, Nasdaq: PRTC) (the “Company”) issued a press release containing its half-year report and associated interim financial review and financial statements.
The press release is furnished herewith as Exhibit 99.1, the interim management report and financial review for the six months ended June 30, 2025 and 2024 are furnished herewith as Exhibit 99.2, and the unaudited condensed consolidated financial statements as of and for the six months ended June 30, 2025, and 2024, and as of December 31, 2024, are furnished herewith as Exhibit 99.3.
Exhibits

99.1	Press Release of PureTech Health plc, dated August 28, 2025, titled "PureTech Health plc – Half-Year Report"
99.2	Interim Management Report and Financial Review for the Six Months Ended June 30, 2025 and 2024
99.3	Unaudited Condensed Consolidated Financial Statements as of and for the Six Months Ended June 30, 2025 and 2024 and as of December 31, 2024

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PURETECH HEALTH PLC

Date: August 28, 2025	By:	/s/ Charles Sherwood
	Name:	Charles Sherwood
	Title:	General Counsel and Company Secretary